Exhibit 21.1

List of Subsidiaries of

Fitness Champs Holdings Limited

Name	Jurisdiction
Northen Star Limited	British Virgin Island
Fitness Champs Pte. Ltd.	Singapore
Fitness Champs Aquatics Pte. Ltd.	Singapore